04 MAR 24 AM 7:21

GUS

Ref: PGC/ltop/adr0304

15 March 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

04010812

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 17 February to 15 March together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/25

04 MAR 24 AM 7:21

SCHEDULE OF DOCUMENTS ISSUED
17 FEBRUARY 2004 TO 15 MARCH 2004

COMPANIES HOUSE FILINGS			
•	20 February 2003	-	Forms 88(2) re allotment of shares *
•	1 March 2004	-	Forms 88(2) re allotment of shares *
•	9 March 2004	-	Forms 288c re change in particulars of Company Secretary
•	12 March 2004	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	24 February 2004	-	Director shareholding

PAUL COOPER
15 MARCH 2004

EXEMPTION NO.
82-5017

04 MAR 24 AM 7:21

Ref: PGC/klf

20 February 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	313	1036	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22205		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	653.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number 146575

:ompany name in full GUS plc

:hares allotted (including bonus shares):

:ate or period during which :hares were allotted
'If shares were allotted on one date :nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2003			

:lass of shares *'ordinary or preference etc)*	Ordinary	Ordinary	
:umber allotted	1,958	1,990	
:ominal value of each share	25p	25p	
:mount (if any) paid or due on each :hare *(including any share premium)*	£6.1270	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

:f the allotted shares are fully or partly paid up otherwise than in cash please state:

:% that each share is to be :reated as paid up			

:onsideration for which :he shares were allotted
'This information must be supported by :he duly stamped contract or by the duly :tamped particulars on Form 88(3) if the :ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

Exemption No
82-5017

04 MAR 24 AM 7:21

Ref: PGC/klf

1 March 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

1 of 1

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	02	2004			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	59		
Jominal value of each share	25p		
\mount (if any) paid or due on each ;hare *(including any share premium)*	508p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁄o that each share is to be reated as paid up			

:onsideration for which ie shares were allotted
This information must be supported by ie duly stamped contract or by the duly ;tamped particulars on Form 88(3) if the :ontract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
;ate or period during which hares were allotted *f shares were allotted on one date nter that date in the "from" box.)*	24	02	2004			

:lass of shares *ɔrdinary or preference etc)*	Ordinary		
lumber allotted	3327		
lominal value of each share	25p		
,mount (if any) paid or due on each hare *(including any share premium)*	375.70p		

,ist the names and addresses of the allottees and the number of shares allotted to each overleaf

: the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be 'eated as paid up			

:onsideration for which ıe shares were allotted *Γhis information must be supported by ıe duly stamped contract or by the duly ;tamped particulars on Form 88(3) if the ɔntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

EXEMPTION NO.
82-5017

04 MAR 24 AM 7:21

Ref: chcorres.pgc.sec04

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

9 March 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Change of particulars

In connection with a recent change of the home address of our Company Secretary, I attach Form 288c for your attention

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 146575

Company Name in full GUS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 08 Month 03 Year 2004

Name *Style / Title: MR *Honours etc:

Forename(s): DAVID

Surname: MORRIS

† Date of Birth: Day Month Year

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: ONE HIGHFIELD HALL, BARROWS GREEN

Post town: KENDAL

County / Region: CUMBRIA Postcode: LA8 0AA

Country: UNITED KINGDOM

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 8/3/2004

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL WOPEN ; GUS plc ;
UNIVERSAL HOUSE ; DEVONSHIRE STREET
MANCHESTER M60 1XA Tel 0870 336 4064

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

EXEMPTION NO
82-5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email paul.cooper@gusplc.com

Ref: PGC/klf

12 March 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,926		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

HFPO83

ompany Number 146575

ompany name in full GUS plc

hares allotted (including bonus shares):

ate or period during which hares were allotted
f shares were allotted on one date nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2004			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	1500		
ominal value of each share	25p		
mount (if any) paid or due on each hare *(including any share premium)*	375.70p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	04	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	895	494	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

EXEMPTION NO.
82-5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/04rns04

24 February 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	959899
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc has today received a notification from Oliver Stocken (a non-executive director of the Company) that, as a result of his participation in the Company's Dividend Reinvestment Plan, his beneficial holding of Ordinary shares of 25p each in the Company has increased from 26,735 Ordinary shares to 27,022 Ordinary shares. The purchase of 287 shares required in connection with the Dividend Reinvestment Plan was made on 6 February 2004 at a price of £7.362351 per share. Notification to shareholders was made by the Plan Manager on 20 February 2004.